Exhibit 3.38
Amended Article III, Section 1
of the
By-Laws of Hayes Lemmerz International — Wabash, Inc.
ARTICLE III, Section 1. The number of directors of the corporation shall be one (1). Except as provided in Section 3 of this Article III, directors shall be elected at each annual meeting of shareholders and each director so elected shall hold office until the next annual meeting of shareholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. If the annual meeting of shareholders is not held at the time designated in these By-Laws, the directors then in office shall hold over until their successors shall be chosen and qualified. Directors need not be shareholders.